Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

                This 425 filing includes the following: (i) a transcript relating to a presentation made to the Acumen Biofin Rodman & Renshaw 9th Annual Healthcare Conference in New York on November 6, 2007, and (ii) the accompanying slides to the presentation.  The presentation will be archived for 90 days.

FORWARD-LOOKING STATEMENTS

                This presentation, in particular, but not limited to, the discussion of the proposed reincorporation in the United States and remarks related to the Company’s outlook, prospects and financial performance, includes forward-looking statements.  These statements are based on certain assumptions and reflect the Company’s current expectations, including those predicting the benefits of the proposed reincorporation in the United States and the proposed reverse stock split; commencement, duration and timing or availability of clinical trials and analyses of the trial results; efficacy, safety and clinical benefit of products; ability to secure and timing of regulatory clearances; timing of product launches; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; retention and performance of contractual third parties, including key personnel; adequacy of financing and reserves on hand; and the achievement of contract milestones.  Although the Company believes that the forward-looking statements are reasonable, we can give no assurance that the Company’s expectations are correct.  All forward-looking statements in this presentation are subject to a number of risks and uncertainties.  Additional factors that could cause actual results to differ or events to differ materially from current expectations are discussed in the Company’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Biomira’s most recent annual report on Form 40-F filed with the SEC.  Any forward-looking statements made by or on behalf of Biomira or Oncothyreon (collectively “Biomira”) speak only as of the date they are made.  Biomira disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

The presentation and the accompanying slides are for informational purposes only and do not constitute an offer to sell, or an invitation of an offer to buy, any securities of Biomira Inc. or Oncothyreon Inc.  Nor does this information constitute an attempt to solicit a proxy with respect to any of the matters described herein, from any shareholder or stockholder of Biomira Inc. or Oncothyreon Inc.  Any such offer or proxy solicitation will be made, if at all, only pursuant to the definitive proxy statement/prospectus contained in the Form S-4 as filed with the SEC and SEDAR.  Shareholders are urged to read the preliminary prospectus/proxy statement on Form S-4 and the amendments to Form S-4 because it contains important information.  Shareholders will be able to obtain a free copy of the Form S-4 and the amended Form S-4 registration statements and any additional documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com.  In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 – 94 St. Edmonton, AB, Canada  T6N 1H1  Attn: Investor Relations, telephone: (780) 450-3761, ext. 818; or Oncothyreon Investor Relations Department at Oncothyreon Inc., 110-110th Avenue NE, Suite 685, Bellevue, WA 98004; Attn: Investor Relations, telephone (425) 450-0370.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both

Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 and the amended registration statements as described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC (and thereafter on SEDAR), as part of the registration statement on Form S-4 and the amended registration statements, and when and if it becomes available, the definitive proxy statement/prospectus.

THE FOLLOWING IS A TRANSCRIPT OF THE PRESENTATION MADE TO THE ACUMEN BIOFIN RODMAN & RENSHAW 9TH ANNUAL HEALTHCARE CONFERENCE:

PRESENTATION

Introduction by webcastor:

...promptly here.  As I mentioned, the next presenting company is Biomira.  Again, presenting for the Company is CEO, Robert Kirkman.

Robert L. Kirkman, M.D, Biomira Inc. and Oncothyreon Inc. — President & CEO

Thank you very much.  I very much appreciate the opportunity to talk to you today about what’s going on at Biomira.  Before beginning I do need to note that I’m going to be making a number of forward looking-statements, particularly with respect to our business plans and our clinical programs and for a more complete description of the risk factors associated with those programs and plans, I’d ask you to look at our securities filings both under our own name and under the name of Oncothyreon with both the US and Canadian securities regulators.

Biomira today represents a very substantial opportunity.  Our most advanced product is Stimuvax®, a therapeutic vaccine for non-small cell lung cancer currently in a Phase 3 trial.  This is a major market opportunity and it’s supported by some very strong Phase 2 data I’ll show you a little later on.

We have a major partnership for this product with Merck KGaA who are responsible for the further development of this product.  Behind that we have a proprietary pipeline of small molecule anti-cancer drugs.  The most advanced of these is PX-12 currently in the Phase 2 trial in pancreatic cancer.  We’ll have three of these in the clinic next year and for all three of them we expect to have data points in 2008.  And we have a management team in place that is very excited about the opportunity ah, which these programs represent.

Over the course of the last year, this team has put in place the strategic plan that’s very much intended to build long term sustainable value for our shareholders.  Just about a year ago we brought in the portfolio of targeted small molecule products with our acquisition of ProIX Pharmaceuticals.  Since then we have taken that portfolio and moved it forward in the clinic, we put PX-12 into its Phase 2 trial, we filed an IND for PX-478 our HIF1-α inhibitor, and put that into a Phase 1 trial in August.  With our partner Merck we have advanced Stimuvax® into its Phase 3 trial; we have strengthened our relationship with Merck announcing amended and restated agreements with Merck that were signed in August which brought in new milestones to the Company which we expect to provide funding of about six months of our burn rate between now and the end of next year; that’s made a substantial improvement in our financial position, and

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we have also brought in some new management — both Lynn Kirkpatrick our Chief Scientific Officer who joined us from ProIX, and more recently Gary Christianson who came in from GlaxoSmithKline to head our Technical Operations.

We certainly intend to keep this progress going.  Between now and the end of next year, there’ll be substantial advances in our small molecule pipeline; we expect to put PX-12 into multiple indications in Phase 2, we expect to finish the Phase 1 trial for 478, I’ll talk to you about the data from that around the time of ASCO and initiate a Phase 2 trial later next year; for PX-866 our PI-3 kinase inhibitor, we anticipate filing an IND around the end of the year or in early January and initiating a Phase 1 trial for that product early next year.

As mentioned, we’ll have data from all three of these products next year; for PX-12, the preliminary data from the Phase 2 pancreatic cancer toward the end of the year; the 478 Phase 1 data at ASCO, and data from the PX-866 Phase 1 trial towards the end of the year.  We intend to begin talking to potential partners about these products in the coming year.  We’re going to be spending a lot of time getting ready for the commercial manufacture of Stimuvax® our Phase 3 vaccine which is our responsibility under our agreement with Merck and finally we’ve announced a plan to reincorporate, to bring Biomira into the US under the name Oncothyreon and to revise our capital structure and more about both of those a little later on in the discussion.

Well, let me talk first about our pipeline.  This is what our pipeline looks like today.  There are three targeted small molecules: again PX-12 which targets a redox regulating protein called thioredoxin now in Phase 2, the HIF-1 α inhibitor PX-478 in Phase 1, and the pre-clinical compound PX-866 the PI-3 kinase inhibitor which we expect to enter the clinic early next year.  And then of course, we have our therapeutic vaccine partnered with Merck now on a global Phase 3 trial.

One of the reasons that we’re so excited about this pipeline has to do with the targets of our small molecule compounds.  For example, PX-12 targets something called thioredoxin.  Thioredoxin is a redox regulating protein and what that means is that it controls a numb..., sorry, a number of other proteins by oxidation and reduction reactions.  And among the things that are under the control of thioredoxin are a number of important gene transcription factors like HIF-1 α alpha, the oncogene P10 is under the control of that.  Thioredoxin also leaves the cell and interacts with a number of growth factors outside the cell and together these actions of thioredoxin function as stimulators of both growth and survival of tumor cells.  If you take a wide variety of human tumors and look at the levels of thioredoxin in these tumors the more thioredoxin that’s there, the more aggressive the tumor is and the worse the patient’s prognosis.  What PX-12 does is irreversibly bind to thioredoxin and prevent of this growth and survival signaling both inhibiting the growth of tumors and inducing apoptosis of the tumor cells.

We believe that PX-12 has the potential to be a first in class compound.  To our knowledge it’s the only inhibitor of thioredoxin currently in clinical trials, it’s a novel chemical entity.  ProIX had completed a Phase 1 trial of this compound in 38 patients with advanced metastatic cancer, the drug was, in general, well tolerated, the dose limiting toxicity in that trial turned out to be pulmonary from a metabolite that is excreted in the lungs and we’re going to be operating well below the level at which that was an issue.  In that trial there was one patient with appendiceal cancer who had a minor response meaning the tumor shrank but not quite enough to meet formal resis criteria, and a total of 15 patients with stable disease occurred in that trial.

As mentioned, we are now in a Phase 2 trial in advanced pancreatic cancer in patients who are resistant to gemcitabine.  We’re looking at two different dose levels of PX-12 in this trial.  And we have a lot of pharmaco-dynamic and pharmaco-kinetic endpoints that we’re looking at in this trial.  We’re also, of course, looking at survival and times progression and again we expect to have preliminary data from this trial some time toward the end of 2008.  We also are very late in discussions with the group of investigators about the next indications for these two, for this drug, and we expect there will be more than one additional Phase 2 trial next year and we expect to have more information about that later in the year.

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The next molecule I would like to talk to you about is PX-478.  PX-478 is an inhibitor of something called HIF-1α, which is a component of a transcription factor, hypoxia inducible factor 1 that controls many of the processes that the cell needs to respond to conditions below oxygen, not having enough oxygen around which is a characteristic of solid tumors.  Normally your body is making HIF-1α all the time and it’s normally rapidly broken down.  But when there’s not enough oxygen around that breakdown pathway is blocked, the levels of HIF-1α build up, it goes into the cell and forms this transcription factor.  Among the things that are under the control of it are the altered metabolic pathways that you need to be able to use glucose when there’s not enough oxygen around.  Also you want more blood vessels and more oxygen, so things like VEGF are under the control of HIF-1α.  PX-478 prevents this build up and it does that by blocking both the transcription of HIF-1α and the translation of the protein.  Data in support of that contention were presented at the ERTC NIHACR meeting in San Francisco just a couple of weeks ago and we are very excited about that mechanism because it’s highly specific for HIF-1α.

Again to our knowledge this is the only small molecule currently in clinical trials that directly lowers levels of HIF-1α.  That has the potential to make this also a first in class molecule.  It’s orally biovailable and we’ve gone into the clinic with an oral formulation so this has the potential to be an oral anti-angiogenic agent.  In pre-clinical models it’s been active in a wide variety of the major tumors including ovary, kidney, prostate, colon, lungs, pancreas, breast.  Again, we started our Phase 1 trial for this in August and we’re certainly excited about getting the results from this trial.  I’m only going to show you one example of the pre-clinical data from this compound and it’s here.  And this slide really makes 2 points: on the left you can see a cell line which does not express the target and in animals bearing tumors from this cell line the drug does not have an effect.  But where the target is present, which is true of many, many solid tumors, you can actually let the tumor grow to a substantial and palpable size in an experimental animal and treatment with just five days of this in this experimental animal model makes the tumors go away.  So we’re obviously very excited about this drug and we are looking forward to the results of the first trial in the middle of next year.

Our third small molecule compound that we planned to put into the clinic early next year is PX-866.  This is a PI-3 kinase inhibitor.  This is obviously a very hot topic.  There are numbers of companies currently developing drugs against this target both in the clinic and coming.  PX-866 is a potent nanomolar irreversible inhibitor of PI-3 kinase.  It’s orally available.  We’ve demonstrated activity again in human ovarian cancer and lung cancer and intracranial glioblastoma model.  We expect to file the IND for this around the end of the year or in early January and to initiate our Phase 1 trial for PX-866 early next year.

Let me turn now to Stimuvax®, our therapeutic vaccine for non-small cell lung cancer.  This is a liposomal vaccine using proprietary Biomira technology.  It is designed to generate a cellular immune response against the tumor associated antigen called MUC1.

MUC1 is very widely expressed in a large number of epithelial tumors.  The data supporting the Phase 3 trial that we are now underway is quite exciting.  It shows in the patient population that we are studying a 17-month survival advantage for the patients who got Stimuvax® versus those who did not and I’ll show you those data shortly.

Again currently we are in a global Phase 3 trial for this product in association with our partner Merck and Merck is in fact financially responsible for this trial and for the further clinical development of Stimuvax®.

Here are the data behind this program.  These data comes from a Phase 2B trial of Stimuvax® that was conducted by Biomira in patients with stage Phase 3B and 4 non-small cell lung cancer.  The patients were treated upfront with chemotherapy and radiation which is the standard of care for this population and they were then randomized to get Stimuvax® or in this case just best supportive care.  In that subset of patients from this trial with Stage IIIB local regional disease and there were 65 patients evenly divided between these two (2) groups.  The survival in the patients who got Stimuvax® was 30.6 months versus 13.3 months in the control group — so a survival improvement of 17.3 months.  I’d like to be clear that this is an exploratory analysis of a larger trial.  This was a group that was pre-stratified but not pre-specified in the statistical analysis plan.  So this is very much an exploratory analysis.  Yet the survival advantage I

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think you can see is quite dramatic.  And certainly was enough to persuade both Biomira and Merck that we wanted to go forward with the Phase 3 trial.

That trial design is shown on this slide.  Again we’re taking patients with Stage III unresectable localized disease who are stable or have responded to their upfront chemotherapy and radiation and they are being randomized in a 2:1 ratio to get Stimuvax® plus best supportive care or in this case placebo plus best supportive care.  So this is a double-blind randomized placebo control trial.  It’s being conducted in 1300 patients in 30 countries worldwide.  It’s currently actively accruing patients.  There are 2 planned interim looks in this trial, one after half the events have occurred, and the other after three quarters of the events have occurred.  At this point we can’t predict when in the course of the trial that’s going to occur.

Our relationship with Merck was again restated in agreements that were signed in August of this year.  Under the agreements Merck is responsible for the further clinical development of Stimuvax®.  They are as we’ve just seen, conducting a very large trial in non small cell lung cancer.  That obviously represents a major commitment on their part to this product but we believe they will also be looking at additional trials of similar size and other indications in the future.

Biomira is eligible for milestones and royalties.  As mentioned the new agreements provide for near new term milestones that amount to about six months of funding for Biomira between now and the end of 2008.  We do remain responsible for manufacturing this product both now and at commercialization and Merck will be the marketer for the product.

At the end of the third quarter Biomira had just over $20 million in cash both US and Canadian and given the changes in the exchange rate it has been in our favor for the last year as a Canadian company.  The guidance that we have given is that that money together with the payments we expect to receive from Merck is sufficient to fund the operations of Biomira through the end of 2008.  I would point out that the numbers you see on this slide are prepared according to Canadian GAAP and if you look at the numbers in the recent filings related to our reincorporation in the US, those numbers are prepared according to US GAAP so they won’t match precisely.  There are some differences in that regard.

I want to turn now to our planned reincorporation in the US.  As you know in September we announced a plan to reincorporate Biomira into the United States by forming a holding company in this country called Oncothyreon and merging into that new company.  In the course of that we planned a revision to our capital structure with a six-for-one reverse stock split.

The reason that we are undertaking all of this is clearly because we believe it is important to raise our profile in the US capital markets.  We think we are going to improve our access to people that we need to execute on this strategy the clinical development strategy that I have outlined for you.  We think the higher share price which we believe will result from our reverse split will give us increased access to the kind of institutional investors that will make it possible for Biomira to do what it needs to do as it goes forward with its new strategy.

This obviously has created some uncertainty in the market which I think has created a real opportunity for people interested in what we are doing at Biomira.  At this point in time, we are currently expecting to have a shareholders meeting in Edmonton on December 4th to vote on this transaction.  When it’s over, Biomira will become Oncothyreon which comes from the Greek word for tumor and shield and so therefore means cancer shield.

Looking at the milestones that we have upcoming in the next year, there’s quite a few of them.  Again we expect to file the IND for 866 and start that trial.  We expect to have data for 478 at ASCO and for 866 and PX-12 near the end of the year and to put PX-12 into a much larger Phase 2 development program.

So in conclusion, I think Biomira today is very much positioned for growth.  We have a plan in place to achieve that long term sustainable shareholder value we all think is important.  We have our Phase

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3 products Stimuvax® and a Phase 3 trial actively accruing patients in the subject of an important partnership.  We have our proprietary pipeline against a group of exciting, well-validated targets.  The leads in Phase 2 and again we’ll have data points for all three of those next year.  We believe we have a clearly defined plan for taking Biomira to the next level.  And we’re all excited about getting there.

Thanks very much for your attention.

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THE FOLLOWING SLIDES WERE USED IN THE PRESENTATION MADE TO THE ACUMEN BIOFIN RODMAN & RENSHAW 9TH ANNUAL HEALTHCARE CONFERENCE ON NOVEMBER 6, 2007.

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